VIA EDGAR

August 27, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:    Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Quarter Ended March 31, 2008

File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated August 7, 2008, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 for Assured Guaranty Ltd. (“Assured” or the “Company”).

On August 8, 2008, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.  Included in this filing were the additional disclosures outlined in our response to your letter of May 19, 2008.

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text.  Our responses follow each comment.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Operating Results

Critical Accounting Estimates Section

Reserves for Losses and Loss Adjustment Expenses, page 68

1.              We have reviewed your response to prior comment 3.  You disclose that a Rapid Amortization Event occurred in June 2008 on two home equity line of credit securitization transactions totaling $1.44 billion serviced by Countrywide Financial due to higher than expected claim payments.  Given that the Rapid Amortization Event recently transpired please disclose the relevance of it to determining the adequacy of your reserves for losses at December 31, 2007.

Company Response

For the HELOC transactions in question, the occurrence of a Rapid Amortization Event creates additional credit protection for Assured since the servicer is then required to fund any additional draws on the credit lines and any such additional draws are subordinate to the Company’s position in the transaction.  Although the Rapid Amortization Events occurred subsequent to December 31, 2007, the Company thought it was probable that those events would occur, and accordingly its projections took into account the additional benefit that it would obtain once those events occurred.  The relevance to our December 31, 2007 loss reserves was simply that we were able to forecast that the Rapid Amortization Events would occur over the near term.

2.              You provided disclosures regarding your exposure to losses on two home equity line of credit securitization transactions with Countrywide Financial in your Form 8-K report dated on June 11, 2008.  These disclosures provide data and discussion with respect to cumulative losses, delinquency percentage, excess spread, line of credit draws, prepayment rates and unpaid principal balance regarding these transactions.  We believe that this data and discussion of it would be useful in your annual and quarterly filings as well as an analysis and discussion of changes and reasons for changes in trends related to this data.

Company Response

In our Form 10-Q for the period ended June 30, 2008, we included additional disclosures on these two transaction based on the comments of your previous letter of May 19, 2008.  We continuously evaluate our disclosures to ensure the readers of our financial statements are provided with the appropriate information.  Along these lines, we have compared the disclosures regarding our exposures to losses on the two home equity line of credit securitization transactions with Countrywide Financial in our Form 8-K report dated June 11, 2008 (pages 58-67) with the information contained in our Form 10-Q for the period ended June 30, 2008.  As a result we will be adding the following additional disclosures related to these two home equity line of credit deals of in our future SEC filings:

Transaction Statistics

As of May 15, 2008

($ in millions)

	Countrywide 2005J		Countrywide 2007D
Original principal balance	$1,500		$900
Remaining principal balance	$623.5		$739.8
Cumulative losses (% of original principal balance)(1)	5.7%		5.0%
Total delinquencies (% of current balance)(2)	15.4%		10.7%
Average FICO score of borrowers(3)	709		712
Interest margin over prime(4)	2.0%		1.8%
Revolving period(5)	10		10
Repayment period(6)	15		15
Average draw rate(7)	4.4%		7.3%
Average constant payment rate(8)	13.4%		18.1%
Excess spread(9)	316	bps	326	bps

(1)   Cumulative collateral losses expressed as a percentage of the original deal balance.

(2)   Total delinquencies (loans >30 days past due) as a percentage of the current deal balance.

(3)   Fair Isaacs and Company score is a measurement designed to indicate the credit quality of a borrower.

(4)   Floating rate charged to borrowers above the prime rate.

(5)   Time period (usually 5-10 years) in which the borrower may draw funds from their HELOC.

(6)   Time period (usually 10-20years) in which the borrower must repay the funds withdrawn from the HELOC.

(7)   Represents the three-month average draw rate as of May 2008.

(8)   Represent the three-month average constant payment rate as of May 2008.

(9)   Excess spread during May 2008.

This information will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008, until such time as it is no longer material to the Company’s financial statements.

Valuation of Derivative Financial Instruments, page 74

3.              We have reviewed your response to prior comment 5.  Please disclose your exposure to loss due to industry concentrations or industry specific factors.

Company Response

The Company’s exposure to the mortgage industry is discussed extensively in Note 5 of its financial statements included in its Form 10-Q filing for the quarter ended June 30, 2008.  In addition to its exposure to the mortgage industry, the Company had exposure to $37.5 billion of net par outstanding under pooled corporate obligations and $11.5 billion of net par outstanding to other obligations as of June 30, 2008, as disclosed in Note 4 of its financial statements.

Our exposure to pooled corporate obligations is highly diversified.  Pooled corporate obligations are backed predominately by first priority senior secured assets and are structured to meet diversity test requirements across obligors and industries.  In most broadly syndicated pooled corporate obligations the average obligor size is less than 1% of the pool and the maximum exposure to any one industry is typically limited to 10% of the pool.  Additionally, our risk in these deals attaches at an average cumulative loss level of approximately 35%, which further insulates us from industry specific concentrations of credit risk on these deals.

Our $11.5 billion exposure to Other CDS contracts is also highly diversified.  It includes $5.5 billion of exposure to four pooled infrastructure deals comprised of diversified pools of international infrastructure project transactions and loans to regulated utilities.  These pools were all structured with underlying enhancement sufficient for us to attach at super senior AAA levels.  Two of the four pools have added benefit of guaranties from other financial guaranty insurance companies. Consequently, in order for us to incur a loss, there would have to be defaults by the underlying obligors coupled with defaults by the financial guarantors, and such defaults would need to cause losses that exceed the attachment point for our cover. The remaining $6.0 billion of exposure in Other is comprised of numerous deals typically structured with significant underlying enhancement and spread across various asset classes, such as commercial receivables, infrastructure, regulated utilities and consumer receivables.  Of the $6.0 billion, $5.1 billion is either rated AAA or higher and/or has the added benefit of guaranties from other financial guaranty insurance companies.  Substantially all of this $11.5 billion of exposure is rated investment grade and there have been no significant rating changes in any of the deals we insure.

This disclosure will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008.

Financial Statements

Note 12 – Income Taxes, page 150

4.              We acknowledge your response to prior comment 9.  You did not disclose why you believe that a valuation allowance is not necessary on the deferred tax asset of $166.3 million related to your credit default swap financial guarantees.  Please disclose with MD&A all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $166.3 million in deferred tax assets will be realized.  Please refer to paragraphs 20-25 of SFAS 109 for guidance.  Please also disclose the status of the federal income tax treatment of credit default swaps, whether it is a settled or unsettled area of tax law, and the possible range of outcomes that may result due to this uncertainty.

Company Response

The Company treats credit default swaps (CDS) as insurance contracts for tax purposes and as such a taxable loss does not occur until the Company expects to make a loss payment to the buyer of credit protection, based upon the occurrence of one or more specified credit events with respect to the contractually referenced obligation or entity.  The Company holds its credit default swaps to maturity, at which time any unrealized mark to market loss would revert to zero absent any credit related losses.  As of December 31, 2007, the Company did not anticipate any credit related losses on its credit default swaps and, therefore, no resultant tax deductions.

The tax treatment of CDS is an unsettled area of the law.  The uncertainty relates to the IRS’s determination of the income or potential loss associated with CDS as either subject to capital gain (loss) or ordinary income (loss) treatment.  In treating CDS as insurance contracts the Company treats both the receipt of premium and payment of losses as ordinary income and believes it is more likely than not that any CDS credit related losses will be treated as ordinary by the IRS.  To the extent the IRS takes the view that the losses are capital losses in the future and the Company incurred actual losses associated with the CDS the Company would need sufficient taxable income of the same character within the carryback and carryforward period available under the tax law.

The Company came to the conclusion that it is more likely than not that its deferred tax asset related to CDS will be fully realized after weighing all positive and negative evidence available as required under FAS 109.  The evidence that was considered included the following:

Negative Evidence

•                  For the year ended December 31, 2007 the US consolidated tax group had a pre-tax loss under GAAP almost exclusively due to losses from the mark to market of CDS.  Although not recognized for tax, this loss for the year combined with pre-tax income of the prior two years results in a cumulative three year pre-tax loss which is considered significant negative evidence for the recoverability of a deferred tax asset under FAS 109.

•                  Although the Company believes that income or losses for these credit default swaps are properly characterized for tax purposes as ordinary, the federal tax treatment is an unsettled area of tax law as described above.

Positive Evidence

•                  The mark to market loss on CDS is not considered a tax event, and therefore no taxable loss has occurred.

•                  The Company is in a cumulative net gain position related to the taxable activity on CDS contracts.

•                  The Company has no significant anticipated loss payments under its existing CDS contracts.

•                  After analysis of the current tax law on CDS the Company believes it is more likely than not that the CDS will be treated as ordinary income or loss for tax purposes.

•                  Assuming a hypothetical loss were triggered for the amount of DTA, there would be enough taxable income through carryback and future income to offset it as follows:

•                  The amortization of the unearned premium reserve of $302.3 million discounted for tax purposes as well as the collection of future installment premiums of contracts already written we believe will result in significant taxable income in the future.

•                  The Company has the ability to carryback losses two years which would offset over $65 million of losses.

•                  Although the Company has a significant tax exempt portfolio, this can be converted to taxable securities as permitted as a tax planning strategy under FAS 109.

•                  The mark to market loss is reflective of market valuations and will change from quarter to quarter. It is not indicative of the Company’s ability to enter new business.  The Company writes and continues to write new business which will increase the amortization of unearned premium and investment portfolio resulting in expected taxable income in future periods.

After examining all of the available positive and negative evidence, the Company believes that no valuation allowance is necessary in connection with the deferred tax asset.  The Company will continue to analyze the need for a valuation allowance on a quarter to quarter basis.

This information will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008.

Note 23 – Business Segments, page 178

5.              We acknowledge your response to prior comment 12.  Please tell us the financial measures or ratios used by the chief operating decision maker to evaluate the financial performance of operating segments.  Provide us with a summary explaining this kind of data that was provided to the chief operating decision maker for the 2007 fiscal year and through the current interim period.

Company Response

The Company’s chief operating decision makers on a quarterly basis evaluate the financial performance of the Company’s operating segments based on the underwriting gain (loss) of each segment.  This information is summarized on pages 4-5 of the Company’s Second Quarter 2008 Financial Supplement, which can found on the Company’s website, www.assuredguaranty.com., copies of which are attached. These are the only segmented results reviewed by the Company’s chief operating decision makers.  The Company does not prepare or analyze its segment results in any other forms, such as along geographical or product lines.

Form 10-K for the year ended December 31, 2007

Notes to Consolidated Financial Statements

Note 3, Fair Value of Financial Instruments, page 22

6.              We have reviewed your response to prior comment 13.  We believe that your disclosure could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS contracts.  Please enhance your disclosure of the contractual terms, methodology, inputs and assumptions used to calculate the fair value of your CDS contracts to achieve this objective.  Where differences exist among the contracts please disaggregate your discussion of the aforementioned items by significant CDS collateral class (for example residential real estate, commercial real estate, corporate investment grade and corporate non-investment grade).

Company Response

Listed below are various inputs and assumptions that are key to the establishment of our fair value for CDS contracts.

Assumptions

The key assumptions of our internally developed model include:

•                  CDS contracts, issued by us and our competitors are typically priced to capture some portion of the gross spread that would be observed in the capital markets for the underlying (insured) obligation, with minimum pricing constrained by objective estimates of expected loss and financial guarantor required rates of return. Such pricing is well established by historical financial guarantee fees relative to capital market spreads as observed and executed in competitive markets, including in financial guarantee reinsurance and secondary market transactions.

•                  We determine the fair value of the gross spread of our CDS contracts by applying current credit spreads for the remaining duration of each contract to the notional value of our CDS contracts.  Market quoted indices are used that correlate to the various asset classes underlying our CDS contracts.

•                  We also factor in the Company’s own credit risk in our fair value model based on the impact of changes in the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS sold on Assured Guaranty Corp.

•                  We are able to use recently closed transactions to validate our model results and to explain the correlation between various market indices and indicative CDS market prices.

Inputs

The specific model inputs are listed below, including how we derive inputs for market credit spreads on the underlying transaction collateral.

•                  Credit spreads on risks assumed – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within our transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources.  If observable market credit spreads are not available or reliable for the underlying reference obligations, then market indices are used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to its derivative portfolio.

•                  Credit spreads on the Company’s name – The Company obtains the quoted price of CDS contracts traded on the Company from market data sources published by third parties.

We use the following spread hierarchy in determining which source of spread to use, with the rule being to use CDS spreads where available. If not available, then we either interpolate or extrapolate CDS spreads off of similar transactions or market indices.

1.               Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2.               Credit spreads are interpolated based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating.

3.               Credit spreads provided by the counterparty of the credit default swap.

4.               Credit spreads are extrapolated based upon transactions of similar asset classes, similar ratings, and similar time to maturity.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is our objective to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008.

7.              We acknowledge your response to prior comment 14.  Please enhance the disclosures of your credit default swaps modeling techniques as we originally requested by describing the various strengths and weaknesses of the credit default swaps modeling techniques for your residential real estate, commercial real estate, corporate investment grade, corporate high yield exposures and any other significant exposures.  Please be sure to explain why you believe that a strength of your credit default swaps modeling techniques is that you base your inputs on standard market indices that are validated by actual transactions.

Company Response

The Company’s credit derivative valuation model, like any financial model, has certain strengths and weaknesses

The primary strengths of the Company’s CDS modeling techniques are:

•                  The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

•                  The model maximizes the use of market-driven inputs whenever they are available. The key inputs to the model are market-based spreads for the collateral, assumed recovery rates specific to the asset class, and the credit rating of referenced entities. These are viewed by us to be the key parameters that affect fair value of the transaction.

•                  We are able to use recently closed transactions to validate our model results and to explain the correlation between various market indices and indicative CDS market prices.

•                  The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed. The model structure, inputs and operation are well-documented so there are strong controls around the execution of the model.  We have also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

The primary weaknesses of the Company’s CDS modeling techniques are:

•                  There is a very limited market in which to verify the fair values developed by the Company’s model.

•                  At June 30, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability. However, we employ various procedures to corroborate the reasonableness of quotes received and calculated by our internal valuation model, including comparing to other quotes received on similarly structured transactions, observed spreads on structured products with comparable underlying assets and, on a selective basis when possible, through second independent quotes on the same reference obligation.

•                  Due to the non-standard terms that we enter into derivative contracts under, the fair value of our credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.

This information will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008.

8.              You disclose that the fair value of your CDS contracts represents the difference between the present value of remaining expected premiums you receive for the credit protection and the estimated present value of premiums that a comparable financial guarantor would hypothetically charge for the same protection, as if the risk of loss of these contracts could be transferred to them.

Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of the ceding commission.  That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc.  We further understand that when a financial guaranty insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy.  Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives.  If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monoclines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monocline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in definition of fair value in SFAS 157, paragraph 5.  Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company’s CDS contracts.

Company Response

It is the Company’s belief that basing fair value of its CDS contracts on the price that another financial guaranty insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another financial guaranty insurer in a market more akin to the reinsurance market is appropriate.  Our belief is based on the following facts and circumstances:

•                  Reinsurance does not result in legal transfer of liability so we do not believe it is an exit market.

•                  In addition to not being a legal transfer, reinsurance is not a complete economic transfer of the direct business given different contractual terms with direct contracts, including:

•                  Ceding company may have termination rights (market based or other) or rights to adjust cost of reinsurance (through ceding commission) upon certain events, including credit downgrade of the reinsurance company.  The same provisions are not a part of the original contract between the financial guarantor and the CDS counterparty.

•                  Direct company is not relieved of obligation to pay insured and collect from reinsurer, thus exposing themselves to credit risk of reinsurer.

•                  Requirements for the reinsurer to post collateral in the normal course of business to obtain statutory credit.

•                  Reinsurance is typically for a percentage of a policy’s exposure.  It is legally impossible to separate an insurance contract to transfer only a percentage of the exposure to another party.

•                  Our view is that ceded reinsurance (at least historically) results in a reduction of profitable business.  Reinsurance is undertaken for various business reasons (regulatory capital, rating agency concerns, concentrations, etc.).  Our lack of use of reinsurance supports our view that we do not consider reinsurance to be a way to lay off the same risk for cheaper rates (i.e., otherwise it would be logical for us to have pursued reinsurance more frequently in the past).

•                  The assumption that financial guarantors would price at the cost to reinsure is flawed.  Even if we could lay off the exact risk through reinsurance, we would require some margin for assuming the contracts in addition to what the reinsurance costs are.  As noted above, we would continue to be exposed to the credit risk of the reinsurer and would have some costs to service the underlying policies for which we would require compensation.  Accepting business at the cost to reinsure it ignores fact that we remain exposed after reinsurance.

•                  Even if reinsurance were the exit market, the existence of a ceding commission does not necessarily indicate a different exit price for the same obligation.

•                  Contractual differences between reinsurance and direct contracts are reflected in ceding commission.

•                  Reinsurers typically have lower credit ratings than ceding companies.  Buying a CDS from a counterparty on a given exposure is not the same as selling one on that same exposure when the parties’ credit standings differ.

•                  The reinsurer has not incurred acquisition costs, including underwriting costs (reinsurer does not underwrite individual deals in treaty reinsurance).  The original premium includes compensation to direct company for costs incurred.  The reinsurer has not incurred costs thus does not require compensation to reimburse them for such.

•                  A direct company factors in the costs of monitoring underlying credits during the life of the contract.  A reinsurer relies on the direct company and thus does not incur these costs.  Again, the direct company would not require compensation for these costs in a transfer.

•                  In the absence of actual transfers, a company constructs its hypothetical market based on the most likely transfer market participants.  Reinsurance capacity is limited, thus even if transfer were considered possible, we believe the more likely scenario is a transfer to another financial guarantor.

•                  We believe that FAS 157 paragraph 17d guidance in relation to reinsurance is not on point.  Paragraph 17 addresses difference in entry and exit price for the same contract.  As noted above, this is not the case for reinsurance and direct insurance.  The sharing of proportional losses and premiums does not indicate that all contractual features are identical.

9.              If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contract), please advise the staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157.  Regarding the company’s adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?.

Company Response

The Company has engaged on a limited basis in the practice of purchasing CDS contracts via reinsurance agreements. The volume of this business has been reduced from historic low levels even further over the last several quarters as the result of decreased volumes of new issuance in the structured finance markets.  We also sell protection to other financial guaranty insurers (assume CDS contracts) on a limited basis and, again, the volume of this business has been dramatically reduced due to the publicly stated exit of the three largest financial guarantors (MBIA, AMBAC, and FSA) from this market.  As a result of these factors the impact of ceding commission on purchased (and sold) CDS is immaterial to the Company’s consolidated financial statements.

If ceding commissions activity on purchased CDS contracts were material, our view is that we would have an immaterial or no day 1 gain on the differences between the direct and reinsurance contracts based on the discussions outlined in Association of Financial Guaranty Insurers’ (“AFGI”) letter to the SEC Office of the Chief Accountant (Attn: Cathy Cole) on this topic dated August 15, 2008 (see attached).

10.       Please advise the staff, whether the company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which when adopting SFAS 157 the company applied paragraph 37b of SFAS 157.

Company Response

Prior to the adoption of FAS 157 on January 1, 2008, the Company applied the guidance of footnote 3 of EITF 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” which prohibited the recognition of dealer profits (or “Day 1 profit”, defined as “the difference between the transaction price and the initial fair value determination”) unless all of the significant inputs to the dealer’s valuation model were observable in the market.  Accordingly, we did not record Day 1 profits on CDS contracts prior to the adoption of FAS 157, as significant inputs to the model used to determine fair value of these contracts were not observable in the market.

The retrospective application of FAS 157 to contracts previously accounted for under EITF 02-3, as outlined in paragraph 37b of FAS 157, had no impact on the Company’s financial statements.  Under FAS 157, we do not recognize day 1 profits on written or purchased CDS contracts measured at fair value under FAS 133.

Dealer profits typically arise when one originates and exits in different markets.  It is the Company’s position under FAS 157 that although we originate with policyholders and exit with other direct financial guaranty insurers, we don’t feel that there is any significant difference in our entry and exit prices.  Thus, there is no dealer profit, either pre or post the adoption of FAS 157.  Please see the attached AFGI letter for a more fulsome discussion of the industry’s and the Company’s position of this matter.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

/s/ ROBERT B. MILLS
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:     Gus Rodriguez, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

Assured Guaranty Ltd.

Segment Consolidation (page 1 of 2)

(dollars in millions)

	Quarter Ended June 30, 2008
	Financial	Financial		Total
	Guaranty	Guaranty	Mortgage	Financial
	Direct	Reinsurance(1)	Guaranty	Guaranty	Other	Total
PVP(a):
U.S. public finance	$183.2	$26.2	$—	$209.4		$209.4
U.S. structured finance	51.9	7.0	—	58.9		58.9
International	6.3	4.2	—	10.6		10.6
Total PVP	$241.4	$37.5	$—	$278.9		$278.9

Income statement:
Gross written premiums	$197.8	$48.0	$—	$245.8	$—	$245.8
Net written premiums	192.6	48.0	—	240.7	—	240.7

Net earned premiums	20.8	29.6	1.3	51.7	—	51.7
Realized gains and other settlements on credit derivatives:
Net credit derivative premiums earned	30.6	0.8	—	31.5	—	31.5
Net credit derivative recoveries (losses)	—	—	—	—	0.4	0.4
Ceding commissions income (expense), net	0.2	(0.3)	—	(0.1)	—	(0.1)
Total realized gains and other settlements on credit derivatives	30.9	0.6	—	31.4	0.4	31.8

Total revenues	51.7	30.2	1.3	83.1	0.4	83.5

Loss and loss adjustment expenses (recoveries)	28.2	11.3	0.1	39.6	(1.5)	38.1
Incurred losses on credit derivatives	5.6	—	—	5.6	—	5.6
Total loss and loss adjustment expenses (recoveries)	33.8	11.3	0.1	45.2	(1.5)	43.7
Profit commission expense	—	0.9	0.1	1.0	—	1.0
Acquisition costs	3.1	8.6	0.1	11.8	—	11.8
Operating expenses	15.2	4.0	0.5	19.7	—	19.7
Total underwriting expenses	$52.1	$24.8	$0.8	$77.7	$(1.5)	$76.2

Underwriting (loss) gain	$(0.4)	$5.4	$0.5	$5.4	$1.9	$7.3

Loss and loss adjustment expense ratio (e)	65.7%	37.1%	7.9%	54.3%		52.1%
Expense ratio (e)	35.1%	45.2%	55.1%	39.1%		39.1%
Combined ratio (e)	100.8%	82.3%	63.0%	93.4%		91.2%

	Quarter Ended June 30, 2007
	Financial	Financial		Total
	Guaranty	Guaranty	Mortgage	Financial
	Direct	Reinsurance(1)	Guaranty	Guaranty	Other	Total
PVP:
U.S. public finance	$15.4	$14.1	$—	$29.5		$29.5
U.S. structured finance	49.9	2.5	—	52.4		52.4
International	38.8	4.7	—	43.5		43.5
Total PVP	$104.0	$21.3	$—	$125.3		$125.3

Income statement:
Gross written premiums	$45.6	$25.5	$0.5	$71.7	$0.1	$71.8
Net written premiums	42.6	25.5	0.5	68.5	—	68.5

Net earned premiums	12.0	23.7	2.3	38.0	—	38.0
Realized gains and other settlements on credit derivatives:
Net credit derivative premiums earned	16.3	—	—	16.3	—	16.3
Net credit derivative recoveries (losses)	0.0	—	—	0.0	—	0.0
Ceding commissions income (expense), net	(0.1)	—	—	(0.1)	—	(0.1)
Total realized gains and other settlements on credit derivatives	16.2	—	—	16.2	—	16.2

Total revenues	28.2	23.7	2.3	54.2	—	54.2

Loss and loss adjustment expenses (recoveries)	1.0	(11.0)	0.1	(9.8)	—	(9.8)
Incurred losses on credit derivatives	0.7	—	—	0.7	—	0.7
Total loss and loss adjustment expenses (recoveries)	1.7	(11.0)	0.1	(9.1)	—	(9.1)
Profit commission expense	—	0.5	0.4	0.9	—	0.9
Acquisition costs	2.2	8.6	—	10.9	—	10.9
Operating expenses	14.5	3.9	0.5	18.8	—	18.8
Total underwriting expenses	$18.5	$2.0	$1.0	$21.5	$—	$21.5

Underwriting gain	$9.8	$21.7	$1.3	$32.7	$—	$32.7

Loss and loss adjustment expense ratio (e)	6.0%	(46.4)%	4.3%	(16.8)%		(16.8)%
Expense ratio (e)	59.4%	54.9%	39.1%	56.5%		56.5%
Combined ratio (e)	65.4%	8.5%	43.4%	39.7%		39.7%

1. Due to the timing of receiving reports prepared by Assured’s ceding companies, PVP for installment premiums, par written and par outstanding on treaty business in the Company’s Financial Guaranty Reinsurance segment are reported on a one-quarter lag.

Note: Please refer to endnotes for explanation of non-GAAP financial measures [PVP (a) and loss and loss adjustment expense ratio, expense ratio and combined ratio (e)].

Assured Guaranty Ltd.

Segment Consolidation (2 of 2)

(dollars in millions)

	Six Months Ended June 30, 2008
	Financial	Financial		Total
	Guaranty	Guaranty	Mortgage	Financial
	Direct	Reinsurance(1)	Guaranty	Guaranty	Other	Total
PVP(a):
U.S. public finance	$306.6	$43.8	$—	$350.4		$350.4
U.S. structured finance	123.2	10.0	—	133.2		133.2
International	66.8	5.1	—	71.9		71.9
Total PVP	$496.6	$58.9	$—	$555.5		$555.5

Income statement:
Gross written premiums	$344.2	$73.4	$0.5	$418.1	$3.5	$421.6
Net written premiums	336.7	73.2	0.5	410.4	—	410.4

Net earned premiums	38.1	57.4	3.1	98.5	—	98.5
Realized gains and other settlements on credit derivatives:
Net credit derivative premiums earned	58.0	1.3	—	59.3	—	59.3
Net credit derivative recoveries (losses)	—	—	—	—	0.4	0.4
Ceding commissions income (expense), net	0.1	(0.4)	—	(0.3)	—	(0.3)
Total realized gains and other settlements on credit derivatives	58.1	0.9	—	59.0	0.4	59.4

Total revenues	96.2	58.3	3.1	157.5	0.4	157.9

Loss and loss adjustment expenses (recoveries)	64.1	30.5	0.1	94.7	(1.5)	93.3
Incurred losses on credit derivatives	8.8	—	—	8.8	—	8.8
Total loss and loss adjustment expenses (recoveries)	72.9	30.5	0.1	103.5	(1.5)	102.1
Profit commission expense	—	2.0	0.2	2.2	—	2.2
Acquisition costs	6.1	17.4	0.2	23.7	—	23.7
Operating expenses	36.5	10.4	1.4	48.3	—	48.3
Total underwriting expenses	$115.5	$60.3	$1.9	$177.6	$(1.5)	$176.2

Underwriting (loss) gain	$(19.3)	$(2.0)	$1.2	$(20.0)	$1.9	$(18.1)

Loss and loss adjustment expense ratio (e)	75.9%	51.9%	3.2%	65.6%		64.5%
Expense ratio (e)	44.2%	51.5%	57.5%	47.2%		47.2%
Combined ratio (e)	120.1%	103.4%	60.7%	112.8%		111.7%

	Six Months Ended June 30, 2007
	Financial	Financial		Total
	Guaranty	Guaranty	Mortgage	Financial
	Direct	Reinsurance(1)	Guaranty	Guaranty	Other	Total
PVP:
U.S. public finance	$24.2	$18.8	$—	$43.1		$43.1
U.S. structured finance	94.8	6.4	—	101.3		101.3
International	68.7	19.1	—	87.8		87.8
Total PVP	$187.7	$44.4	$—	$232.1		$232.1

Income statement:
Gross written premiums	$77.8	$44.2	$1.5	$123.5	$3.4	$126.9
Net written premiums	74.4	44.0	1.5	119.9	—	119.9

Net earned premiums	24.1	45.6	5.4	75.0	—	75.0
Realized gains and other settlements on credit derivatives:
Net credit derivative premiums earned	33.1	—	—	33.1	—	33.1
Net credit derivative recoveries (losses)	0.0	—	—	0.0	1.3	1.3
Ceding commissions income (expense), net	(0.0)	—	—	(0.0)	—	(0.0)
Total realized gains and other settlements on credit derivatives	33.1	—	—	33.1	1.3	34.4

Total revenues	57.2	45.6	5.4	108.1	1.3	109.4

Loss and loss adjustment expenses (recoveries)	1.7	(15.8)	0.2	(13.8)	—	(13.8)
Incurred losses on credit derivatives	1.3	—	—	1.3	—	1.3
Total loss and loss adjustment expenses (recoveries)	2.9	(15.8)	0.2	(12.5)	—	(12.5)
Profit commission expense	—	1.4	1.1	2.5	—	2.5
Acquisition costs	5.2	16.3	0.2	21.7	—	21.7
Operating expenses	30.4	8.3	0.8	39.5	—	39.5
Total underwriting expenses	$38.6	$10.3	$2.3	$51.2	$—	$51.2

Underwriting gain	$18.5	$35.3	$3.1	$56.9	$1.3	$58.1

Loss and loss adjustment expense ratio (e)	5.1%	(34.6)%	3.7%	(11.6)%		(12.8)%
Expense ratio (e)	62.5%	57.1%	38.3%	59.0%		59.0%
Combined ratio (e)	67.6%	22.5%	42.0%	47.4%		46.2%

1.  Due to the timing of receiving reports prepared by Assured’s ceding companies, PVP for installment premiums, par written and par outstanding on treaty business in the Company’s Financial Guaranty Reinsurance segment are reported on a one-quarter lag.

Note: Please refer to endnotes for explanation of non-GAAP financial measures [PVP (a) and loss and loss adjustment expense ratio, expense ratio and combined ratio (e)].

ASSOCIATION OF FINANCIAL GUARANTY INSURERS

Unconditional, Irrevocable Guaranty®

August 15, 2008

Ms. Cathy J. Cole

Assistant Chief Accountant, Office of the Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 6561

100 F Street, N.E.

Washington, D.C. 20549

Re: Valuation of Credit Default Swaps:

This letter is submitted on behalf of the Association of Financial Guaranty Insurers (“AFGI” or “we”) in response to the Staff’s request for AFGI member firms to present their views regarding the valuation of credit default swaps (“CDS”) written and purchased, including a discussion of FAS 157 concepts such as the principal markets in which AFGI member firms would exit these contracts, and in which circumstances it is appropriate to recognize Day 1 profits when these contracts are written or purchased.

AFGI firms are available to discuss this matter at the Staff’s earliest convenience.

Sincerely,

Sean Leonard, Chair
Financial Affairs Committee

139 Lancaster Street • Albany, NY 12210-1903 • Phone 518.449.4698 • Fax 518.432.5651

ACA Financial Guaranty Corporation • Ambac Assurance Corporation • Assured Guaranty Corp. • BluePoint Re Limited
• CIFG • Financial Guaranty Insurance Company

Financial Security Assurance Inc. • PMI Guaranty Co. • Radian Asset Assurance Inc. • RAM Reinsurance Company Ltd.
• XL Capital Assurance Inc.

A. Fair Value of CDS Contracts in which Financial Guarantors Sell Protection:

1. Determining Fair Value

In accordance with FAS 157, Fair Value Measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on quoted market prices, if available. Financial guarantors sell credit protection in credit default swap (“CDS”) form to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently. A CDS contract written by a financial guarantor differs from typical CDS contracts entered into by parties that are not financial guarantors because:

•                  CDS contracts written by financial guarantors are neither held for trading purposes (i.e., a short-term duration contract written for the purpose of generating trading gains) nor used as hedging instruments, instead they are written with the intent to provide protection for the stated duration of the contract, similar to the financial guarantor’s intent with regard to a financial guaranty contract.

•                  Financial guarantors are not entitled to terminate a CDS contract they write that is “in-the-money” and realize a profit on such a position. A counterparty to a CDS contract written by a financial guarantor generally is not able to force the financial guarantor to terminate a CDS contract that is “out-of-the-money.”

•                  The liquidity risk present in most CDS contracts sold outside the financial guaranty industry, i.e., the risk that the CDS writer would be required to make cash payments, is not present in a CDS contract written by a financial guarantor. Terms are designed to replicate the payment provisions of financial guaranty contracts in that (a) losses, if any, are generally paid over time, and (b) the financial guarantor is not required to post collateral to secure its obligation under the CDS contract.

As a result of these differences, there have been few, if any, relevant third party exit transactions for CDS contracts written by financial guarantors (“CDS writer(s)”). In the absence of a principal exit market(1), the CDS writer determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similar monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from the CDS writer on the measurement date, on terms identical to the contract written by the CDS writer. Although this is technically an “entry price” and not the “exit price” that is required under FAS 157, AFGI believes this approach is reasonable because the hypothetical exit market participants have been defined as other monoline insurers (i.e., essentially the exit market participants are the same as the monoline participants competing in the entry market).

Market participants in this hypothetical exit market include other monoline insurers that have similar credit ratings or spreads as the CDS writer and who would be willing to assume the risk from the CDS writer such that non-performance risk relating to the CDS contract is assumed to be the same both before and after the hypothetical transfer.

2. Fair Value Modeling

A CDS contract provides that the protection buyer pays a premium to the protection seller, usually on a periodic basis, in return for protection against a potential loss that occurs upon a credit event. The premium charged by a CDS writer incorporates estimates of future expected losses, acquisition costs and expected future servicing costs, plus a profit margin. The fair value of a CDS contract represents the difference between (a) the present value of all the remaining future premiums to be received over the life of the CDS contract (based on the contractual premium rate) and (b) the present value of the current exit value premium (based on the premium a CDS writer would charge to write the CDS contract in a hypothetical market based on current market conditions). Assuming a CDS contract is executed “at market”, its fair value at inception would be $0, as another monoline insurer with similar credit standing would charge the same premium rate.

(1) AFGI does not believe that the reinsurance market constitutes an “exit market” as reinsurance does not release the ceding company from its primary obligation under the CDS contract that it has written as the terms of the reinsurance contract require the ceding company to retain some risk to avoid adverse risk selection.

2

As valuation models used by CDS writers to determine the fair value of CDS contracts they write are internally developed and require significant estimates and assumptions, it is expected that there will be diversity in the construct of the models in use by CDS writers. As not all of the significant estimates and assumptions used in these internally developed models may be observable market inputs, the fair values of CDS contracts written determined using such internally developed models are typically determined to be Level 3 in the fair value hierarchy.

In providing protection on a reference obligation, a CDS writer only assumes credit risk but does not assume funding, liquidity or other risks inherent in the direct ownership of the underlying reference obligation. All of these risks are inherently reflected in the total “all-in” credit spread of the underlying reference obligation. As such, the estimated price of protection charged by a CDS writer captures only some portion of the total “all-in” credit spread of the underlying reference obligation. The relationship between the price of protection charged by a CDS writer and the related underlying reference obligation’s “all-in” credit spread, which we will refer to as the “credit spread component factor”, is a significant input to many CDS writers’ valuation models. A fundamental assumption of this methodology is that the CDS premium rate charged by a CDS writer will increase relative to the reference obligation’s “all-in” credit spread as the underlying credit quality of the reference obligation deteriorates and approaches payment default.

3. Example CDS Contract Fair Value Determination

The simplified example presented herein of the application of one such internally developed model is included for illustration purposes only, as it is not possible to portray the nuances and complexities of all CDS valuation models used by CDS writers. As such, we would refer you to the respective SEC filings by AFGI member firms for more detailed information with regard to CDS valuation methodologies employed.

In this example, a CDS contract is written on a specific reference obligation which has an all-in credit spread of 30 bps(2). The credit spread component of this “all-in” spread is determined to be 9 bps, i.e., a 30% credit spread component factor (9 / 30)(3). Subsequent to Day 1, assume the reference obligation’s all-in spread increases modestly to 40 bps and the CDS writer’s valuation model makes no adjustment to the credit spread component factor. The change in fair value during the reporting period would be calculated as the present value difference between the inception rate of 9 bps and the current fair value of 12 bps (40 bps all-in spread x 30% factor), which equates to a loss in fair value of 3 bps present-valued.

Alternatively, assume that the all-in spread increases significantly to 150 bps and the CDS writer’s valuation model also adjusts the credit spread component factor to 40% as a result of credit deterioration(4). The change in fair value during the reporting period would be calculated as the present value difference of the inception rate of 9 bps and the current fair value of 60 bps (150 bps all-in spread x 40% factor), which equates to a loss of 51 bps present valued.

4. Day 1 Profits Relating to Direct Contracts

a. Pre-FAS 157 Treatment:

Prior to the adoption of FAS 157 on January 1, 2008, AFGI member firms applied the guidance of footnote 3 of EITF 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” which prohibited the recognition of dealer profits (or “Day 1 profit”, defined as “the difference between the transaction price and the initial fair value determination”)

(2) As the “all-in” credit spread for a given reference obligation may not always be observable in the market, the CDS writer may utilize an index, published by a well established market participant such as a major investment bank, to develop an estimate of the all-in spread.

(3) This credit spread component of 9 bps may be the actual executed premium rate charged by the guarantor or may be model-based, depending on the CDS writer’s valuation methodology. To the extent the credit spread component is model-based, any difference between the executed transaction price and model price is a model adjustment which is used to calibrate the CDS writer’s internally developed fair value model. The model adjustment is simply an indicator of the model’s imprecision, and not an indicator of a Day 1 profit.

(4) The credit spread component factor may be adjusted based on increases in all-in credit spreads, actual rating downgrades, other indicators of credit deterioration or some combinations thereof, depending on the CDS writer’s valuation methodology.

3

unless all of the significant inputs to the dealer’s valuation model were observable in the market. AFGI member firms did not record or defer Day 1 profits on direct CDS contracts prior to the adoption of FAS 157 however, as AFGI member firms did not believe that there would be a day one profit to defer on direct CDS contracts under EITF 02-3 for reasons that will be discussed in section (b) that follows.

h. Post-FAS 157 Treatment:

As previously described, the CDS writer determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that is technically an “entry price” and not the “exit price”, i.e., the price that would be received to sell an asset or paid to transfer a liability(5) that is required under FAS 157. This is because monoline insurers cannot observe “exit prices” for the CDS contracts they write in a principal market since these contracts are not transferable. While paragraph 17(c) of FAS 157 provides that the transaction (entry) price and the exit price may not be equal if the transaction price includes transaction costs, AFGI believes those transaction costs would be the same in an “entry” market and a hypothetical “exit” market and thus it would be inappropriate to record a Day 1 profit when using the estimated “entry price” to determine the exit value premium. For example, the contractual premium charged by the CDS writer (entry price) typically includes recovery of the writer’s acquisition costs, e.g., underwriter salaries, cost of analytical systems, etc. Accordingly, AFGI believes that the CDS writer would incur similar acquisition costs whether: (a) the CDS contract is originated by the CDS writer in a “direct” transaction with a buyer of CDS protection (i.e., a component of the “entry price”), or if (b) the CDS contract is transferred from another monoline to the CDS writer in a hypothetical exit market transaction (i.e., a component of the hypothetical exit price), as the CDS writer would most probably not rely on the underwriting expertise of the transferee, and instead would re-underwrite the CDS contract and charge the same (or similar) premium rate charged for a CDS contract originated by the CDS writer.

B. Fair Value of CDS Contracts in which Financial Guarantors Purchase Protection:

1. Nature of Protection Purchased by Financial Guarantors

Some financial guarantors utilize reinsurance to purchase protection for CDS contracts they have written, in the same way that they employ reinsurance in respect of other financial guaranty insurance policies. Protection purchased by financial guarantors on CDS contracts is primarily on a quota share basis. Under a quota share reinsurance agreement with a reinsurer, the ceding company cedes to the assuming reinsurer a proportionate share of the risk and premium on all contracts covered by the quota share agreement. In quota share reinsurance agreements, the assuming reinsurer typically pays a ceding commission periodically over the life of the CDS contract to the ceding company that is intended to defray the ceding company’s costs for the services it provides to the reinsurer both in acquiring and servicing the business that the reinsurer shares in, such as risk selection, underwriting activities, monitoring, loss mitigation, and in some cases to compensate the ceding company for the ceding company’s credit exposure to the reinsurer. The ceding commission may also reflect differences in required risk margins between the CDS writer and the reinsurer for the same risk as well as other items (e.g., compensation from the reinsurer to the CDS writer for aggregating a portfolio of risks). While the total amount of ceding commission is known, the amounts attributable to the various elements that resulted in a particular ceding commission agreement are not.

2. Determining Fair Value

a. Valuation Premise:

The determination of the hypothetical exit market is a key factor in determining the fair value of protection purchased (the “ceded” or “reinsurance” contract) with respect to a CDS contract written by a financial guarantor (the “direct contract”). Paragraph 13 of FAS 157 requires that the valuation premise used to measure the fair value of an asset, must consider the asset’s “highest and best use” from the perspective of market participants. Generally, the valuation premise used for a financial asset is “in-exchange” since this type of asset provides maximum value to market participants on a stand-alone basis. However, as further described below, the maximum value of a ceded

(5) Paragraph 7 of FAS 157 states that, “The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of fair value measurement is to determine the price that would be received to sell an asset or paid to transfer the liability at the measurement date (an exit price).”

4

contract to the CDS writer’s exit market participants would be in combination with the CDS writer’s direct contract, thus the appropriate valuation premise to use for a ceded contract would be “in-use.” AFGI believes that the combined value of the direct and ceded contract determined in the in-use valuation premise would be allocated to the individual contracts.

b. Construct of the Hypothetical Exit Transaction:

Other than through a termination under certain contractually defined events, a ceding company can only exit a ceded contract in the normal course by transferring its interest in the ceded contract to another monoline insurer (the “transferee monoline”). As a monoline insurer typically enters into a ceded contract to purchase protection on the direct contract that it wrote as permitted under insurance law, a monoline insurer would not enter into a ceded contract unless it has an insurable interest in the direct contract. Therefore, a transferee monoline would not be willing to accept the ceding company’s transferred rights under the ceded contract unless the ceding company simultaneously transferred its contractual rights and obligations under the direct contract(6). Similarly, if the ceding company transferred a direct contract (which it reinsured via a ceded contract) to a potential transferee monoline, it would also transfer the ceded contract at the same time. Accordingly, a ceded contract would have no economic value to a transferee monoline unless transferred with the direct contract. For these reasons, AFGI believes that the hypothetical exit market participant for a ceded contract is another monoline insurer (the transferee monoline), and it is assumed that if a ceding company were to transfer its interests in a ceded contract to a transferee monoline, that the ceded contract would be transferred along with the related direct CDS contract.

c. Exit Value Premium:

As reinsurance does not release the policy writer from its primary obligation, the reinsurer’s obligation is therefore typically the same as the CDS writer’s in proportion to the obligation assumed by the reinsurer. That is, it may be assumed that the reinsurer and the CDS writer share the same expectations of future cash outflows in the form of proportionate claim payments relating to insured events. Thus, the portion of the fair value of the ceded contract at the contract’s inception should mirror the portion of the fair value of the ceding company’s obligation related to these outflows. As a practical matter, the exit value premium of a ceded contract may be determined by beginning with the proportionate percentage of the exit value premium of the related direct contract, and adjusting for differences typically reflected in the ceding commission.

In the example provided in which the ceding company sold protection at an annual rate of 9 bps for the direct contract, if the ceding company purchased protection for a proportion of its exposure under the direct contract, it would receive a ceding commission of 30% from the reinsurer. The net price of the ceded contract would be 6.3 bps, determined as follows:

Percent	bps
	9.0	Price of protection sold in direct contract
30.0%	(2.7)	Less ceding commission
	6.3	Price of ceded contract

3. Day 1 Profits Relating to Reinsured Risks

Prior to the adoption of FAS 157 on January 1, 2008, AFGI member firms that purchased protection on their CDS contracts applied the guidance of footnote 3 of EITF 02-3, and were prohibited from recognizing Day 1 profit, as significant inputs to the model used to determine fair value of the ceded CDS contracts (determined as a proportion of the related direct contract) were not observable in the market. Under FAS 157 however, AFGI believes that it may be appropriate for the ceding company to recognize a Day 1 profit related to a portion of the ceding commission on the ceded contract in certain circumstances as described below.

As an element of the fair value of the ceded CDS contract, AFGI believes that a portion of the ceding commission which could be monetized by the ceding company in a hypothetical exit market transaction, i.e., the amount paid to the ceding company by a transferee monoline, incorporates the ceding company’s Day 1 profit on the ceded contract.

The cession of CDS contracts is typically executed in a treaty that applies to all CDS contracts ceded during a treaty

(6) As previously described, a direct CDS contract is not transferable, however, the hypothetical exit transaction assumes that both the direct and ceded contract are transferable.

5

year, and the treaty does not specifically identify the factors involved in the determination of the ceding commission rate. The ceding commission is however, generally understood to represent a combination of factors including: (a) a recapture of acquisition(7) and ongoing servicing costs incurred by the ceding company related to the direct contract (as reinsurers typically rely on ceding companies to perform due diligence (underwriting) as well as ongoing servicing and monitoring activities on the underlying direct contracts), (b) differences in credit standing between the ceding company and the reinsurer, (c) compensation for the cost of certain reporting requirements imposed on the ceding company quarterly reporting, etc., and (d) differences between the ceding company and the reinsurer in the margin required for accepting the same risk, which in turn may be based on different cost structures (caused, for example, by different regulatory and tax regimes).

AFGI believes that to the extent a reinsurer requires a lower margin for essentially the same risk, the ceding company has generated an economic gain at the time the direct contact becomes subject to the reinsurance agreement (to the extent the contract is reinsured). That is, after adjusting for credit risk and other contractual differences between the direct contract and the ceded contract, the ceding company has essentially taken on and hedged a similar risk with the hedge costs being less than the cost received to accept the original risk (i.e., the difference in risk margin). Using the previous example, the table below illustrates the net position of the CDS writer after entering into a ceded CDS contract and the cost to hedge this exposure if this exposure were hedged with a similar risk.

Direct and Ceded Position of Monoline Transferor

	Exposure /Notional	Premium
	$ millions	bps	$ ‘000’s

Sold protection	100	9.0	900

Purchased protection	(10)	(6.3)	(63)

Net position	90		837

Net Hedge with Similar Risk

	Exposure /Notional	Premium
	$ millions	bps	$ ‘000’s

Purchased protection	100	(9.0)	(900)

Sold protection	(10)	9.0	90

Net position	(90)		(810)

This results in a net positive cash flow on the reinsured portion of the direct contract, as the ceding company does not pass on to the reinsurer all cash flows received under the direct contract, but has economically transferred virtually all of its risk relating to that contract for the ceded portion. Although the net hedge of a similar risk does not constitute a transfer of an asset or liability that is required by Par. 7 of FAS 157, it does provide a data point with regard to the risk transferred in the absence of an observable exit market transaction.

Accordingly, AFGI believes that a Day 1 profit may be recognized in a hypothetical exit transaction in which the reinsurance contract is transferred with the underlying direct contract, as the transferee monoline receiving these net positive cash flows would be willing to compensate the ceding company (the “monoline transferor”) for all or some portion of these net positive cash flows. The amount of compensation paid by the transferee monoline to the ceding company, i.e., the amount the ceding company could hypothetically monetize, would be reduced for counterparty credit risk, and contractual and other differences between the direct and ceded CDS contracts including servicing costs. The extent of the Day 1 profit to be recognized, if any, would be determined as the extent to which the net transaction price of the direct and ceded CDS contract exceeds the exit price (fair value) of those contracts. The table below illustrates how the Day 1 profit could be derived in this example:

(7) Acquisition costs are comprised of origination activities performed by the CDS writer, such as underwriting and risk selection as no agents or intermediaries are used to acquire new direct CDS contracts, therefore acquisition costs do not include any brokerage or other such fees. Accordingly, the transfer process for a transferee monoline is the same as the acquisition process for the transferor monoline.

6

	in bps
	Direct	Ceded	Net
Transaction (entry) price	9.0	(6.3)	2.7
Less exit price (fair value):
Risk component	(9.0)	6.3	(2.7)
Adjustment for credit difference	—	1.0	1.0
Adjustment for underwriting and ongoing servicing costs	—	0.5	0.5
Exit price (fair value)	(9.0)	7.8	(1.2)
Day 1 profit	—	1.5	1.5

Determining the components of the ceding commission and the existence of such a Day 1 profit in the absence of any actual transfers involves significant judgment. AFGI believes therefore that the determination of the extent of the Day 1 profit to be recognized, if any, on a ceded CDS contract is a matter of measurement, and it is expected that there will be diversity in the assumptions used in the measurement of the Day 1 profit with regard to counterparty risk, servicing costs and other adjustments described above that would reduce this Day 1 profit.

Some AFGI members, while not disagreeing with the rationale outlined above, do not record Day 1 profits on ceded contracts given the relative insignificance of protection purchased for CDS contracts they have written.

C. Conclusion:

With regard to CDS contracts in which financial guarantors sell protection, AFGI believes it would be inappropriate to record a Day 1 profit because the hypothetical exit market participants have been defined as other monoline insurers with similar credit standing who would charge the CDS writer the same premium rate to assume the CDS contract.

With regard to protection purchased through reinsurance on CDS contracts written, AFGI believes that a Day 1 profit could be recognized in an exit transaction where the ceded contract is transferred with the underlying direct contract, since the transferee monoline will receive net positive cash flows and be willing to compensate the ceding company (the “transferor monoline”) for all or a portion of those net positive cash flows. The extent of a Day 1 profit recognized, if any, will vary among AGFI members based on differing assumptions as described herein.

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